Exhibit 99.48

Village Farms International, Inc. Named to 2018 OTCQX Best 50

/NOT FOR DISTRIBUTION OVER THE UNITED STATES WIRE SERVICES/

VANCOUVER, Jan. 24, 2018 /CNW/ - Village Farms International, Inc. (Village Farms) (TSX:VFF) (OTCQX:VFFIF), is pleased to announce it has been named to the 2018 OTCQX® Best 50,aranking of top performing companies traded on the OTCQX Best Market last year.

The OTCQX Best 50 is an annual ranking of the top 50 U.S .and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2018 OTCQX Best 50 were ranked based on their performance in 2017.

“Our ranking as the fourth best performing company traded on the OTCQX in 2017 – up from17th prior year – reflects our position as one of the largest vertically integrated greenhouse growers In North America alongside our ability to leverage our 30 years of experience to capitalize on new opportunities that will drive future profitability and generate long-term shareholder value, “said Michael DeGiglio, CEO, Village Farms International. “We would once again like to acknowledge the OTCQX for its continued support, providing a liquid and efficient market for our many US shareholders.”

For the complete 2018 OTCQX Best 50 ranking, visit http://bit.ly/OTCQX-best50-2018

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws and have a professional third-party sponsor introduction. The companies found on OTCQX are distinguished by the integrity of their operations and diligence with which they convey their qualifications.

About Village Farms International, Inc.

Village Farms is one of the largest producers, marketers, and distributors of premium-quality, greenhouse-grown fruits and vegetables in North America. The food our farmers grow, along with other greenhouse farmers under exclusive arrangements are all grown in environmentally friendly, soil-less, glass greenhouses. The Village Farms® brand of fruits and vegetables is marketed and distributed primarily to local retail grocer sand dedicated fresh food distributors throughout the United States and Canada. Since its inception, Village Farms has been guided by sustainability principles that enable us to grow food 365 days a year that not only feeds the growing population but is healthier for people and the planet. Village Farms is Good for the Earth® and good for you.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/24/c4374.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO: Village Farms International, Inc.

CNW 08:00e 24-JAN-18